RANPAK HOLDINGS CORP.

7990 AUBURN ROAD

CONCORD TOWNSHIP, OH 44077

August 28, 2020

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Erin Purnell

Re:	Ranpak Holdings Corp.

Registration Statement on Form S-4

File No. 333-241409

Dear Ms. Purnell:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Ranpak Holdings Corp., a Delaware corporation (the “Registrant”), hereby requests acceleration of effectiveness of its registration statement on Form S-4 (File No. 333-241409), as amended, to 4:00 p.m. Eastern Daylight Time on September 1, 2020, or as soon as practicable thereafter.

The Registrant hereby authorizes John B. Meade of Davis Polk & Wardwell LLP to orally modify or withdraw this request for acceleration.

Please contact John B. Meade of Davis Polk & Wardwell LLP at (212) 450-4077 or john.meade@davispolk.com with any questions you may have concerning this request, and please notify him when this request for acceleration has been granted.

Very truly yours,

/s/ William Drew
Chief Financial Officer, Ranpak Holdings Corp.

cc:	John B. Meade, Davis Polk & Wardwell LLP
Lee Hochbaum, Davis Polk & Wardwell LLP